SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: October 30, 2026

List of Materials

Documents attached hereto:

Granting of Performance Share Units (“PSUs”)

October 30, 2026

Sony Group Corporation

Granting of Performance Share Units (“PSUs”)

Sony Group Corporation (the “Corporation”) announced in its press release “Introduction of Stock Compensation Plan through Performance Share Units (the “PSUs”)” dated today that it resolved at today’s meeting of the Compensation Committee to introduce a stock compensation plan where shares of its common stock will be delivered after the vesting of PSUs (such plan, the “Plan”), and today the Corporation announces that it has decided to grant PSUs to the corporate executive officers and other officers, and employees of the Corporation and the directors and other officers of the subsidiaries of the Corporation (the “Recipient(s)”) under the Plan, as follows.

1.	Summary of First Series PSUs

(1)	Designation of the Recipients, the number of Recipients and the number of PSUs to be granted

Corporate Executive Officers and other officers of the Corporation	6 persons	(a total of 404,930 units, corresponding to up to 809,860 shares)
Employees of the Corporation	4 persons	(a total of 15,140 units, corresponding to up to 30,280 shares)
Directors and other officers of the subsidiaries of the Corporation	8 persons	(a total of 202,290 units, corresponding to up to 404,580 shares)
Total	18 persons	(a total of 622,360 units, corresponding to up to 1,244,720 shares)

The maximum numbers of shares described above represent the numbers of shares of common stock of the Corporation (the “Share(s)”) deliverable upon vesting if the value determined based on the level of achievement of the performance conditions reaches the maximum of 200%.

(2)	Method of Vesting

Subject to the Recipient continuously holding any position as a director, a corporate executive officer or any other officer at, or as an employee of, any of the Corporation or Related Companies of the Corporation (a “Related Company” means a “subsidiary (kogaisha)” as defined in Article 8, Paragraph 3 of the Ordinance on the Terminology, Forms and Preparation Methods of Financial Statements, etc., or an “affiliated company (kanren kaisha)” as defined in Paragraph 5 of the same article (hereinafter the same shall apply), and together with the Corporation, the “Group Companies”) from the date of grant of the PSUs through the last day of the three-year period (consisting of three fiscal years) commencing on the first day of the fiscal year in which the date of grant of the PSUs falls (the “Performance Evaluation Period”), the PSUs shall vest on the date prescribed in the internal rules related to PSUs (the “PSU Regulations”) with respect to the Shares, the number of which is equal to (a) the number of units granted multiplied by (b) the value determined based on the level of achievement (0%-200%) of the performance conditions set forth in the PSU Regulations, such as the Corporation’s Total Shareholder Return (as defined in the PSU Regulations) and other factors during the Performance Evaluation Period.

Notwithstanding the foregoing, if the Recipient ceases to hold his or her position as a director, a corporate executive officer or any other officer at, or as an employee of any of, the Group Companies due to death, the Recipient’s PSUs shall vest at a certain time after the loss of such position with the Group Companies and the number of Shares to be delivered shall be determined based on the number of units held by the Recipient as of his or her death, taking into account the level of achievement of the performance conditions with such adjustments as the Corporation considers necessary or desirable; provided, however, that the Compensation Committee or the Senior Executive in charge of Human Resources of the Corporation may adjust the number of Shares to be delivered to a reasonable extent.

In addition, on or before the last day of the Performance Evaluation Period, in the case that the Recipient ceases to hold all such positions due to any justifiable reason other than death that is approved by and subject to the discretion of the Compensation Committee or the Senior Executive in charge of Human Resources of the Corporation, the Recipient’s PSUs shall vest at a certain time after the loss of such position with the Group Companies and the number of Shares to be delivered shall be determined based on the number of units held by the Recipient as of the time the Recipient ceases to hold all such positions, taking into account the level of achievement of the performance conditions with such adjustments as the Corporation considers necessary or desirable and the Recipient’s period of service; provided, however, that the Compensation Committee or the Senior Executive in charge of Human Resources of the Corporation may adjust the number of Shares to be delivered to a reasonable extent.

2.	Date of Grant

November 25, 2026 (scheduled)

3.	Method and Timing of Delivery of the Shares

After the vesting of the First Series PSUs, the Corporation will promptly deliver the Shares by way of transferring treasury shares pursuant to the decision of the Representative Corporate Executive Officer of the Corporation through contribution in kind of monetary compensation receivables against the Group Companies that are provided by the Group Companies to the Recipients (the Corporation will cumulatively assume the debt obligation owed to the Recipients of the Related Companies in relation to the monetary compensation receivables that are granted to such Recipients of its Related Companies). The foregoing notwithstanding, if deemed necessary by the Corporation, instead of the Related Company granting a monetary compensation receivable to the Recipient, the Corporation may take measures it deems appropriate, such as having such Related Company pay money to such Recipient in an amount equal to the amount of such monetary compensation receivable. In this case, such Recipient shall acquire the Shares by paying cash to the Corporation in exchange for such shares. If the total number of issued Shares increases or decreases due to stock consolidation or stock split (including free distribution of shares (musho wariate)), the Corporation will adjust the number of Shares to be delivered by multiplying such number by the ratio of the consolidation or split.

In addition, the amount to be paid per share for the Shares to be transferred under the Plan shall be determined by the Corporation (i) based on the closing price of the Share in the regular trading thereof on the Tokyo Stock Exchange on the trading day immediately preceding the date when the Representative Corporate Executive Officer of the Corporation makes a decision with respect to such transfer (or, if no transaction has been effected on such trading day, the closing price on the immediately preceding trading day) and (ii) at a price that is not particularly favorable to the Recipients and within a range that will be in compliance with applicable laws and regulations.

If the Recipient dies, if any special circumstances make it difficult to deliver the Shares or if the Corporation otherwise deems it necessary, the Corporation may, at its discretion, pay compensation of equal value as a substitute for the delivery of the Shares to such Recipient or his or her successor.

4.	Other matters

(1)	Events that would extinguish the PSUs

In the event that (i) the Recipient chooses to forego his or her PSUs by the date of vesting, or (ii) the Recipient is subject to imprisonment or other serious criminal penalty, (iii) a petition for the commencement of bankruptcy proceedings, the commencement of civil rehabilitation proceedings or the commencement of any other similar proceedings is filed against the Recipient, (iv) a petition for attachment, provisional attachment, provisional disposition, compulsory execution or public auction is filed against the Recipient, or the Recipient receives a penalty for any default on the payment of taxes or other public dues, or (v) certain other events stipulated in advance by the Corporation occur, all of the unvested PSUs will be extinguished.

(2)	Handling in the event where reorganization or any other similar events occur

If a proposal with respect to a merger agreement under which the Corporation will be dissolved, a share exchange agreement or a share transfer plan under which the Corporation will become a wholly-owned subsidiary, or any other reorganization is approved at a shareholders’ meeting of the Corporation (or by the Board of the Corporation if such approval at a shareholders’ meeting of the Corporation is not required with respect to such reorganization) or any other events stipulated by the Corporation occur, the Corporation may deliver to the Recipients the Shares, compensation, or shares of the other party to such reorganization in the number or amount reasonably stipulated in accordance with the resolution of the Compensation Committee or the decision of the Representative Corporate Executive Officer of the Corporation based on the period that has elapsed between the date of grant and the effective date of such reorganization or any other factors.

(3)	Restriction on disposal of the PSUs

The Recipients may not transfer or encumber or otherwise dispose of any PSUs in any manner whatsoever.

(4)	Other

If, before the granting of PSUs, the Recipient ceases to hold all of his or her positions as a director, a corporate executive officer and/or any other officer at, and, if applicable, the Recipient ceases to be an employee of, the Group Companies, the Corporation will not grant PSUs to such Recipient.

In addition to the above, for the purpose of the introduction of the Plan and the outline of the Plan, please refer to “Introduction of Stock Compensation Plan through Performance Share Units (“PSUs”)” announced by the Corporation dated today.

The Corporation will file the extraordinary report regarding disposition of treasury shares upon vesting of the First Series PSUs with the Director-General of the Kanto Local Finance Bureau.

The Corporation will file a registration statement (Form S-8) regarding the delivery of shares under the Plan with the U.S. Securities and Exchange Commission.

End

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